Mark C. Kanaly	Direct Dial: 404-881-7975	E-mail: mark.kanaly@alston.com

September 21, 2007

Confidential Communication

Via EDGAR Filing and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Ms. Pam Howell
Mail Stop 3561
Telephone No. (202) 551-3357

Re:	Duke Realty Corporation (“Duke,” or the “Company”)
Definitive Proxy Statement on Schedule 14A,
as filed on March 15, 2007 (Commission File No. 1-9044)
(the “2007 Proxy Statement”)

Dear Ms. Howell:

On behalf of our client, Duke Realty Corporation, we are providing this letter to you in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated August 21, 2007 (the “Comment Letter”) relating to Duke’s 2007 Proxy Statement.  The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter.  To facilitate your review, we have reproduced below the original text of the Staff’s comments, and have included the Company’s responses immediately following such comments.

We have noted below all responses and related supplemental information for which we request, pursuant to Commission Rule 83, confidential treatment from disclosure under the Freedom of Information Act or otherwise.  If any request is made for disclosure of

CONFIDENTIAL TREATMENT REQUESTED BY DUKE REALTY CORPORATION

PURSUANT TO COMMISSION RULE 83

Atlanta • Charlotte • Dallas • New York • Research Triangle • Washington, D.C.

United States Securities and Exchange Commission
September 21, 2007

these items, we would appreciate being notified promptly, so that we may provide further support for our request of confidentiality.

Please note that we are filing this response letter via EDGAR submission, and also are delivering a copy of the submission to your attention via overnight courier.

Definitive Proxy Statement on Schedule 14A filed on March 15, 2007

Independent Directors, page 8

1.              You state on page 8 that the board considered relationships and transactions during the past three years between each director or any member of his or her immediate family and the company. Describe by specific category or type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) that were considered by the board in determining that the director is independent. See Item 407(a)(3) of Regulation S-K and Instruction 3 to Item 407(a).

Response

Duke will include in those future filings that require disclosures pursuant to Item 407 of the Commission’s Regulation S-K, a description by specific category or type, of any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) that were considered by Duke’s Board of Directors in determining that a particular director is independent.

CONFIDENTIAL TREATMENT REQUESTED BY DUKE REALTY CORPORATION

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission
September 21, 2007

Director Compensation Table, page 12

2.              Disclose all assumptions made in the valuation of awards in the stock and option awards columns of the director compensation table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management’s Discussion and Analysis. See the Instruction to Item 402(k) of Regulation 8-K, which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Response

Duke will include in those future filings that require disclosures pursuant to Item 402(k) of the Commission’s Regulation S-K, a description of the assumptions made in the valuation of awards in the stock and option awards columns of the director compensation table, by reference to a discussion of those assumptions in our financial statements, footnotes to the financial statements, or discussion in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  The following paragraph, which has been excerpted from a footnote to the Director Summary Compensation Table on page 12 of Duke’s 2007 Proxy Statement, includes newly inserted italicized language that is representative of the manner in which Duke would propose to comply with this requirement in future filings, based upon facts that were in existence at the time of the filing of Duke’s 2007 Proxy Statement.

“(1) Compensation for stock awards includes the amounts expensed on the financial statements for the following share-based payments: (i) Annual Retainer Fees; (ii) Dividend Increase Unit Replacement Plan, or DIURP, units (see footnote (4), Item (c) below for additional information regarding DIURP units); and (iii) restricted stock units. This figure reflects only the amount of the expense recognized in 2006 with respect to option grants and stock awards made in previous years.  The assumptions made in the valuation of these awards are contained in Footnote #12 (captioned “Stock Based Compensation”) to the Company’s consolidated financial statements for the year ended December 31, 2006.”

CONFIDENTIAL TREATMENT REQUESTED BY DUKE REALTY CORPORATION

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission
September 21, 2007

Audit Committee Report, page 14

3.              Add disclosure as to whether the audit committee has received the letter from KPMG required by Independence Standards Board Standard No. 1.

Response

We believe that the 2007 Proxy Statement already contains the disclosure contemplated by this comment.  Specifically, we note that the Audit Committee Report, which appears on page 14 of Duke’s 2007 Proxy Statement, contains the following disclosure:

“The Audit Committee received written disclosures from KPMG required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed KPMG’s independence.  The Audit Committee pre-approved all audit, audit-related and permitted non-audit services provided by KPMG to the Company and the related fees for such services, and has concluded that such services are compatible with KPMG’s independence.”

CONFIDENTIAL TREATMENT REQUESTED BY DUKE REALTY CORPORATION

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission
September 21, 2007

Compensation Discussion and Analysis, page 17

4.              The disclosure that your program is designed to provide the “proper balance” between fixed versus variable and cash versus equity allocations is very general in nature. Please analyze in greater detail the policies and decisions for allocating between long-term and currently paid out compensation, between cash and non-cash compensation, and between the various forms of non-cash compensation. See Item 402(b)(2)(i) and (ii) of Regulation S-K.

Response

Duke will include in those future filings that require disclosure pursuant to Item 402 of the Commission’s Regulation S-K, disclosures that provide more detailed analysis regarding the policies and decisions for making allocations between long-term and currently paid out compensation, between cash and non-cash compensation, and between the various forms of non-cash compensation.  The following paragraphs, which are based upon facts that were in existence at the time of the filing of Dukes’ 2007 Proxy Statement, are representative of the disclosure that Duke would propose to include in such future filings in response to this comment.

“We do not have a formal policy or formula for determining the precise allocation of fixed versus variable compensation, or cash versus equity compensation.  As indicated on page 20 of the proxy statement under the caption “Determining the Amount of each Element of Compensation,” we begin the process of setting and allocating the various elements of compensation by reviewing comparative data from two compensation peer groups to obtain a general understanding of where each element of our compensation should be targeted in order to be competitive in our marketplace.  With that as a backdrop, we tailor our compensation program each year to provide what we consider to be a proper balance of the various elements, taking into consideration the rank and responsibility of each employee.

As discussed under the caption entitled “Compensation Discussion and Analysis,” the basic elements of our total direct compensation program consist of: (i) base salary, which is paid in cash and is an element of “fixed” compensation in the sense that it does not vary based on performance, (ii) annual incentive bonus, which is paid in cash, but is “variable” compensation in the sense that the payout varies based upon the employee’s performance against prescribed annual goals, and (iii) long-term incentives, which are delivered in the form of stock options, restricted stock units and performance shares under the Shareholder Value Plan,

CONFIDENTIAL TREATMENT REQUESTED BY DUKE REALTY CORPORATION

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission
September 21, 2007

all of which ultimately are settled in shares of our common stock and are considered forms of “variable” compensation with payouts based upon performance.  The following table summarizes the categorization of these forms of compensation:

	Fixed	Variable

Cash	base salary	annual incentive bonus

Equity		Stock options restricted stock units SVP awards

We believe that the executives at the highest level of authority should have the greatest portion of their total direct compensation “at risk” (i.e. subject to performance criteria) and that, for other executives, a significant (but lower) portion of their total direct compensation should be at risk in order to reward appropriately for superior performance.

To illustrate how we apply this strategy, in 2006, the total direct compensation for our chief executive officer was allocated so that, if the “target” level performance were achieved, Mr. Oklak’s compensation would consist of 23.5% fixed versus 76.5% variable elements, and 53% cash versus 47% equity.  Similarly, Messrs. Cohoat’s and Chapman’s compensation would consist of 28.5% fixed versus 71.5% variable elements, and 57% cash versus 43% equity.  Messrs. Connor’s and Rogus’s compensation, who are regional vice presidents, would consist of 33% fixed versus 67% variable elements, and 67% cash versus 33% equity.

As mentioned above, our long-term incentives are divided equally among (i) stock options, which provide a leveraged reward opportunity based on increases in our stock price over time, (ii) restricted stock units, which are less leveraged than options because they have value that directly correlates to movements in our stock price, up and down (and which therefore provides a strong incentive for continuing employment through the vesting period), and (iii) performance shares under the Shareholder Value Plan, which have value only if our total shareholder return (increase in stock price plus reinvested dividends) over the three-year performance period compares favorably to certain market indices.  We believe that this particular mix of long-term incentives for 2006 provided a reasonable balance of incentives for retention and opportunities for reward based on performance that benefits our shareholders.”

CONFIDENTIAL TREATMENT REQUESTED BY DUKE REALTY CORPORATION

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission
September 21, 2007

5.              Individual officer performance appears to be an important factor in determining compensation. Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

Response

Duke will include in those future filings that require disclosure pursuant to Item 402 of the Commission’s Regulation S-K, information regarding how the specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account. The following paragraphs, which are based upon facts that were in existence at the time of the filing of Duke’s 2007 Proxy Statement, are representative of the disclosure that Duke would propose to include in such future filings in response to this comment.

“Individual performance, as discussed below, is one of the considerations in setting the base salaries of our named executive officers, serving to position them within the upper and lower end of the target salary range for their particular positions as reflected in our peer group analyses.  Since our officers’ long-term incentive opportunity is determined by reference to a percentage of base salary, the individual performance assessments are also indirectly reflected in the long-term incentive element of our compensation program.  However, for our named executive officers other than Mr. Oklak, the annual incentive bonus is the element of compensation that is most directly tied to individual performance.

As discussed on page 18 of the proxy statement, the annual incentive bonus for Mr. Oklak is based entirely upon the Company’s performance, which is measured against objectively determinable financial goals, including growth in our reported funds from operations, return on equity, and return on real estate investments.  For the other named executive officers, their annual incentive bonuses are based 80% upon the Company’s performance (using these same objective financial measures) and 20% upon the individual’s performance.

CEO Individual Performance.  At the beginning of each year, the Executive Compensation Committee establishes personal goals for Mr. Oklak.  These goals relate to the Company’s financial and operational performance, strategic

CONFIDENTIAL TREATMENT REQUESTED BY DUKE REALTY CORPORATION

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission
September 21, 2007

initiatives and personnel development and recruitment.  For example, in 2006, Mr. Oklak’s personal goals included, among others: financial goals related to improvements in total shareholder return, funds from operations, return on equity and return on real estate investments; operational goals related to expansion into new markets, integration of acquisitions, and accomplishment of identified milestones in the Company’s 2006 strategic plan; goals related to the development and monitoring of Company strategies; and personnel goals relating to succession planning and recruitment of independent directors.  After the end of each year, the Executive Compensation Committee assesses Mr. Oklak’s performance against his personal goals for the prior year.  This assessment is taken into account, along with the competitive market data, in setting his base salary for the next year.  By affecting his base salary, his individual performance is indirectly reflected in his annual and long-term incentive opportunities for the next year.

Other Executive Officers’ Individual Performance.  At the beginning of each year, Mr. Oklak makes recommendations to the Executive Compensation Committee for individual performance goals for each of the named executive officers other than himself.  These vary considerably from one executive to another, as a reflection of their different roles within the Company.

For example, as our principal financial officer, Mr. Cohoat was assigned 20 individual goals for 2006 designed to strengthen the Company’s financial position, ranging from overseeing the completion of specific financing and strategic transactions, to improving efficiency and accuracy in the budgetary processes and increasing exposure within our investor and analyst communities.  As head of the Company’s real estate operations, Mr. Chapman’s individual goals had a different focus, each designed to improve the Company’s market penetration and long-range profitability, such as identifying expansion opportunities, managing our expansion into new markets, and managing succession planning at the business unit level.  The other two named executive officers, as regional executive vice presidents, had individual goals tailored to reflect their responsibilities within the regions that they oversee, including increasing occupancy, maximizing gain on land sales, managing construction and development budgets, and developing talent from within.

Due to the tailored nature of these individual goals, the assessment of their achievement of the goals is necessarily more subjective than for the financial goals that make up the Company’s overall performance objectives.  After the end of each year, the assessment of each non-CEO executive officer’s performance against his individual goals is evaluated by the officer’s direct supervisor, who is

CONFIDENTIAL TREATMENT REQUESTED BY DUKE REALTY CORPORATION

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission
September 21, 2007

best equipped to assess the individual performance based on first-hand experience and knowledge of our business operations and the role of each officer in the Company.  Based upon these evaluations, the CEO makes a report to the Executive Compensation Committee with his assessment of the individual performance of each executive officer other than himself.  This assessment is taken into account, along with the competitive market data, in setting base salaries for our officers for the next year.  By affecting the officer’s base salary, individual performance is indirectly reflected in his or her annual and long-term incentive opportunities for the next year.  In addition, as discussed above, individual performance accounts for 20% of these officers’ annual incentive bonus determination for the most recently completed year.”

6.              We refer you to Release 33-8732A, Section II.B.1.  As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, Mr. Oklak received the highest base salary of $643,846, which was over $300,000 above that of the next highest base salary paid, and over $1.2 million in non-equity incentive plan compensation, which was over $740,000 more than the next highest paid award under the plan. We direct your attention to Item 402(b)(2)(vii) of Regulation S-K.

Response

Duke will include in those future filings that require disclosure pursuant to Item 402 of the Commission’s Regulation S-K, an explanation of the reasons for the material differences in compensation policies for individual executive officers. The following paragraph, which is based upon facts that were in existence at the time of the filing of Duke’s 2007 Proxy Statement, is representative of the disclosure that Duke would propose to include in such future filings in response to this comment.

“In 2006, our Executive Compensation Committee began a practice of annually reviewing a report that shows the target total direct compensation (comprised of base salary, annual incentive bonus, and long-term incentive compensation) of each named executive officer, expressed as a percentage of the targeted total direct compensation of our CEO.  For example, in 2006, the targeted total direct compensation for each of Messrs. Cohoat and Chapman, who report directly to Mr. Oklak, was 41% of the targeted total direct compensation for Mr. Oklak.  For Messrs. Connor and Rogus, as regional vice presidents who are members of the

CONFIDENTIAL TREATMENT REQUESTED BY DUKE REALTY CORPORATION

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission
September 21, 2007

executive committee, but who do not report directly to Mr. Oklak, their targeted total direct compensation was equal to 31% and 25%, respectively, of Mr. Oklak’s total direct compensation opportunity.  The Committee considers these percentages as a means of testing for “internal pay equity,” and to make sure that the proportionate pay differential is maintained within the bounds of what the Executive Compensation Committee considers to be appropriate, based upon then current market practices and the Committee’s assessment of what makes sense in the context of our Company and our executive officers.  The ratios that the Executive Compensation Committee considers at the beginning of each year are based upon assumed target level performance.  Actual performance typically results in variations from the assumed ratios.”

7.              Provide a more detailed discussion as to how the company determines the amount (and where applicable, the formula) for each element of compensation. See Item 402(b)(1)(v) of Regulation S-K. For example, it is unclear how the specific base salary was determined or how the long-term incentive awards were determined for stock option and RSU grants.

Response

Duke will include in those future filings that require disclosure pursuant to Item 402 of the Commission’s Regulation S-K, a more detailed discussion regarding the means by which Duke determines each element of compensation. The following paragraphs, which are based upon facts that were in existence at the time of the filing of Duke’s 2007 Proxy Statement, are representative of the disclosure that Duke would propose to include in such future filings in response to this comment.

“As discussed beginning on page 20 of the proxy statement under the caption “Determining the Amount of each Compensation Element,” the first step in setting the amounts and allocations of compensation to our named executive officers is a review of market data derived from our REIT and general industry peer groups.  The Executive Compensation Committee reviews the average median compensation levels provided by FPL from the compensation peer group companies for each component of pay, including base salary, annual incentive bonus, total cash compensation (which includes both base salary and annual incentive bonus), long-term compensation, and total remuneration for each executive officer position at the Company.  In making actual pay decisions within the range of these average median parameters, the Executive Compensation Committee considers each executive’s experience level and job performance; his or her duties and responsibilities at the Company compared to the duties and

CONFIDENTIAL TREATMENT REQUESTED BY DUKE REALTY CORPORATION

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission
September 21, 2007

responsibilities of executive officers in similar positions at compensation peer group companies; the Company’s performance; internal pay equities; and other circumstances unique to the Company.  In considering these qualitative and quantitative factors, there is an inherent amount of subjectivity exercised by the Executive Compensation Committee in order to reflect its view of what is appropriate and fair under the circumstances of our Company and our executive officers.

As indicated in on page 21 of the proxy statement, the Executive Compensation Committee engaged Frederic W. Cook & Company to review the 2006 compensation recommendations submitted by the Company.  With the input of this independent executive compensation consultant, the Executive Compensation Committee allocated each executive’s targeted total direct compensation among base salary, annual incentive bonus opportunity and long-term incentive opportunity.  The base salaries of our executive officers were targeted at the median of the peer group for the designated officer positions, with variations based on the other individual and Company-related factors mentioned above.  Annual incentive bonus target amounts for 2006 were derived as percentage of base salary (125% for Mr. Oklak and 100% for each of the other named executive officers).  Similarly, the overall long-term incentive opportunity for each officer for 2006 was derived as a percentage of base salary (200% for Mr. Oklak, 150% for Messrs. Cohoat and Chapman, and 100% for Messrs. Connor and Rogus).  The Executive Compensation Committee used the peer group data to confirm that this allocation factor was generally consistent with competitive pay practices.  As the final step in the process, the long-term incentive dollar amount for each executive officer for 2006 was divided equally among stock options, restricted stock units, and performance shares granted under the Shareholder Value Plan.  For example, if a particular executive’s long-term incentive dollar amount were $600,000, he would have been granted (i) a number of stock options equal to $200,000 divided by the per-option Black-Scholes value of our stock options as of the date of grant, (ii) a number of restricted stock units equal to $200,000 divided by the market price of our common stock on the grant date; and (iii) a targeted number of performance shares under the Shareholder Value Plan equal to $200,000 divided by the market price of our common stock on the grant date.”

CONFIDENTIAL TREATMENT REQUESTED BY DUKE REALTY CORPORATION

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission
September 21, 2007

8.              You have not provided quantitative disclosure of the terms of the necessary targets to be achieved for your executive officers to earn their annual cash incentives, and long-term incentive awards. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. This would include 2007 performance targets to the extent they are known at the time the proxy statement is filed. To the extent that it is appropriate to omit specific targets, please provide disclosure pursuant Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response

[CONFIDENTIAL TREATMENT REQUESTED BY DUKE REALTY CORPORATION PURSUANT TO COMMISSION RULE 83.]

Annual Cash Incentives, page 18

9.              You state on page 18 that the payment of the annual incentive bonus is a percentage of base salary. The performance payments for the threshold and superior levels are expressed as a percent of target. However, you have not disclosed the payment, i.e., the actual percentage of base salary, if the target level is achieved. Please add this disclosure. Also, consider providing the actual performance level achieved for each named executive.

Response

Duke will include in those future filings that require disclosure pursuant to Item 402 of the Commission’s Regulation S-K, disclosure of the actual percentage of the annual incentive bonuses as a percentage of the relevant target, assuming that the target is achieved. The following paragraph, which is based upon facts that were in existence at the time of the filing of Duke’s 2007 Proxy Statement, is representative of the disclosure that Duke would propose to include in such future filings in response to this comment.

CONFIDENTIAL TREATMENT REQUESTED BY DUKE REALTY CORPORATION

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission
September 21, 2007

“Mr. Oklak’s target annual incentive bonus for 2006 was set at 125% of his base salary.  His actual bonus for 2006, based on performance, was above target, at 164.5% of salary.  Each of our other named executive officers had a target annual incentive bonus for 2006 of 100% of his base salary, weighted 80% on Company financial performance and 20% on individual performance.  Their actual annual incentive bonuses earned based on performance were 128.3% of salary for Messrs. Chapman and Connor and 125.3% of salary for Messrs. Cohoat and Rogus.”

Long-Term Incentive Awards, page 18

10.       You state on page 18 that the amount of the award for the Shareholder Value Plan is based upon the percent of the target award. Please clarify the target award or how it was determined. Also, clarify how the award is determined if the company meets the necessary return for one of the two indices or the return differs between the two indices.

Response

Duke will include in those future filings that require disclosure pursuant to Item 402 of the Commission’s Regulation S-K, disclosure that clarifies the means by which the target awards under the Shareholder Value Plan are determined, including how the award is determined if Duke meets the necessary return for one of the two indices or the return differs between the two indices.  The following paragraphs, which are based upon facts that were in existence at the time of the filing of Duke’s 2007 Proxy Statement, are representative of the disclosure that Duke would propose to include in such future filings in response to this comment.

“As noted on page 18 of the proxy statement, and as explained further in our response to Comment 7 above, a target long-term incentive award amount is established for each executive as a percentage of his base salary, and the target long-term incentive award amount is then divided equally into three components:  (i) stock options, (ii) restricted stock units and (iii) performance shares granted under the Shareholder Value Plan.  Therefore, one-third of the long-term incentive award amount is allocated to Shareholder Value Plan grants.

The Shareholder Value Plan award dollar amount is converted to a target number of “performance shares” by dividing the award amount by the market value of one share of the Company’s common stock on the date of grant.  Performance shares represent the right to earn actual shares of the Company’s common stock at the end of a three-year performance cycle.  The actual number of shares to be earned

CONFIDENTIAL TREATMENT REQUESTED BY DUKE REALTY CORPORATION

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission
September 21, 2007

with respect to a Shareholder Value Plan award is based upon the number of targeted performance shares, multiplied by a “combined payout percentage.”  The combined payout percentage is determined by (i) comparing the Company’s total shareholder return (defined as increase in common stock price plus reinvested dividends) for a three-year period to the total shareholder returns of companies tracked by two indices, and (ii) establishing a payout percentage for each of the two indices by reference to a table contained in the Shareholder Value Plan.  The two indices are the Standard & Poors 500 Index, and the REIT 50 Index published by the FTSE Index Company in association with NAREIT.  The combined payout percentage is the average of the payout percentages determined for each index.  Under the table set forth in the Shareholder Value Plan, the combined payout percentage moves in correlation to the common shareholder return, such that the higher the Company’s total shareholder return is relative to the companies tracked by the indices, the higher the payout percentage will be.  The combined payout percentage will range from a low of zero percent (0%) if the Company’s total shareholder return is less than the 50th percentile for each of the indices, to a high of three hundred percent (300%) if the Company’s total shareholder return is in the 90th percentile or higher for each of the indices.  A one hundred percent (100%) combined payout percentage would be attained if the Company’s total shareholder return was at the 60th percentile for the companies in each of the indices.

Employment and Severance Agreements, page 22

11.       Include a brief summary of the material terms and conditions of the respective severance agreements, and analyze why the severance agreements were designed and structured to provide the mentioned material compensation elements and levels.

Response

Please refer to page 30 of the 2007 Proxy Statement, which includes a summary of the material terms and conditions of Duke’s severance agreements with named executive officers.

Duke will include in those future filings that require disclosure pursuant to Item 402 of the Commission’s Regulation S-K, a description of the material terms and conditions of its severance agreements with named executive officers, as well as the reasons behind the structure of those severance agreements.  The following paragraphs, which are based upon facts that were in existence at the time of the

CONFIDENTIAL TREATMENT REQUESTED BY DUKE REALTY CORPORATION

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission
September 21, 2007

filing of Duke’s 2007 Proxy Statement, are representative of the disclosure that Duke would propose to include in such future filings in response to this comment.

“The Company entered into severance agreements on December 14, 2005 and February 1, 2007 with certain of its executive officers, including each of the named executive officers, that would provide separation payments upon the termination of such officer’s employment under various conditions. We entered into these agreements as a means of protecting the business interests of the Company by conditioning the right of a terminated officer to receive the severance benefits upon such officer’s compliance with a number of post-termination restrictive covenants, including covenants not to solicit our customers or employees, not to go to work for our competitors, and not to disclose our confidential information and trade secrets.

The level of severance pay depends upon the circumstances of the officer’s termination of employment.  For example, if the officer were terminated by the Company without “cause” and before a “change in control” of the Company (each of which terms are defined in the severance agreements), then the officer would be entitled to a severance payment equal to two times (2X) his or her base salary and annual incentive bonus for the prior year, payable over a 24-month period.  If the officer terminated his or her employment voluntarily, then the severance payment would equal one times (1X) his or her base salary for the prior year, payable over a 12-month period.  If the officer were terminated for “cause,” then the severance payment would be $10,000, payable over a two-month period.

Whatever the reason for the termination of an officer’s employment, that officer’s right to the severance payments would stop if and when he or she violated any of the post-employment restrictive covenants in the agreement.  By tying the right to receive severance to compliance with the restrictive covenants, we are able to provide a strong financial incentive for the former officer not to compete with us, not to disclose our confidential information and not to solicit our employees and customers.  We believe that having these covenants in place and increasing the likelihood that they will be honored is a tangible benefit to our shareholders.

The severance agreements provide the highest severance payment (three times (3X) salary and annual incentive bonus for the prior year, payable over a 24-month period) in the case of an involuntary termination of employment within one year after a change in control of the Company.  It is natural, in the face of a pending change in control, for executives to be concerned and distracted by uncertainty as to their ongoing role in the organization after the transaction.  We recognize the importance of reducing the risk that these personal concerns could

CONFIDENTIAL TREATMENT REQUESTED BY DUKE REALTY CORPORATION

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission
September 21, 2007

influence our executive officers when considering strategic opportunities that may include a change in control of the Company.  We believe that the enhanced severance payments in the case of a change in control appropriately balances the potential harm to the Company from distraction or loss of key executives in connection with a potential corporate transaction that could benefit our shareholders.”

Certain Relationships and Related Transactions, page 34

12.       Provide the full disclosure required by Item 404(b) of Regulation S-K regarding the policies and procedures for the review, approval and ratification of related party transactions.  For example, clarify the types of transactions that are covered, rather than the general reference to “material” proposed transactions, and state whether the policy is in writing.

Response

Duke will include in those future filings that require disclosure pursuant to Item 404 of the Commission’s Regulation S-K, disclosure regarding the policies and procedures for the review, approval and ratification of related party transactions, including the types of transactions that are covered, and a statement as to whether the policy is in writing.

Please note that, historically, it has been Duke’s policy to present to the Audit Committee for its consideration (and, if appropriate, approval) all transactions between Duke and/or its affiliated entities, on the one hand, and Duke’s officers and directors, and their respective family members, on the other hand.  Duke’s historical policy was not a written policy.  Duke presently is in the process of considering the adoption of a more formalized Related Party Transactions Policy that would reduce to written form, and clarify, its historical policy.  Duke also is considering a related amendment to its Audit Committee Charter to implement any new Related Party Transactions Policy.  Accordingly, Duke’s future disclosures will reflect the scope of the new written policy, if adopted, as well as the means by which Duke enforces that policy.

As requested in your letter, on behalf of Duke, we hereby acknowledge that:

•                  Duke is responsible for the adequacy and accuracy of the disclosure in its future filings;

CONFIDENTIAL TREATMENT REQUESTED BY DUKE REALTY CORPORATION

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission
September 21, 2007

•                  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to Duke’s future filings; and

•                  Duke may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please feel free to contact me at (404) 881-7975.

Yours truly,

/s/ Mark C. Kanaly
Mark C. Kanaly

Enclosure

CONFIDENTIAL TREATMENT REQUESTED BY DUKE REALTY CORPORATION

PURSUANT TO COMMISSION RULE 83